Exhibit 99.1

FEMTO TECHNOLOGIES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2026

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditors have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of these condensed consolidated interim financial statements. Readers are cautioned that these statements may not be appropriate for their intended purposes.

August 17, 2026

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of the Financial Position

(Expressed in Canadian dollars)

(Unaudited)

As at	Notes	June 30, 2026	December 31, 2025
Assets
Cash and cash equivalents		$13,002,242	$15,231,108
Trade receivables		115,708	105,911
Other receivables	3	154,507	528,991
Inventory		169,649	163,414
Prepaid expenses		92,203	40,082
Total Current Assets		13,534,309	16,069,506

Equity method investment	4	2,024,925	-
Intangible assets	5	19,800,767	19,800,767
Property and equipment		3,578	2,805
Total Assets		$35,363,579	$35,873,078

Liabilities and Shareholders’ Equity
Liabilities
Trade payables and accrued liabilities	6	$131,305	$317,537
Related Parties	7	151,910	113,892
Deferred revenue	9	95,354	145,404
Other payables	5	1,065,750	-
Enhanced voting preference shares		37,302	35,979
Derivative for settlement agreement		-	191,884
Total Current Liabilities		1,481,621	804,696
Derivative warrants liabilities		6,015	5,802
Liabilities for employee benefits		42,971	62,212
Total Liabilities		$1,530,607	$872,710
Shareholders’ equity
Share capital	8	$94,560,825	$94,159,660
Share-based payment reserve		906,164	1,096,335
Translation differences reserve		(8,492)	(350,710)
Capital reserve for re-measurement of defined benefit plan		104,156	75,215
Accumulated Deficit		(61,729,681)	(59,980,132)
Total Shareholders’ equity		$33,832,972	$35,000,368
Total Liabilities and Shareholders’ Equity		$35,363,579	$35,873,078

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements were approved for issue by the Board of Directors on August 17, 2026 and signed on its behalf by:

“Yftah Ben Yaackov”	“Gabi Kabazo”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars)

(Unaudited)

		Three months ended June 30		Six months ended June 30
For the	Notes	2026	2025	2026	2025
Revenue	13	$249,116	$205,229	$488,405	$407,921
Cost of revenue	6,14	(220,566)	(185,501)	(400,048)	(373,208)
Gross profit		28,550	19,728	88,357	34,713
Consulting and marketing		359,071	345,210	702,284	840,657
Research and development		97,348	924,634	185,794	1,769,403
Depreciation and amortization	6	135	625	262	1,285
Share-based compensation		71,604	1,389,094	71,604	2,052,346
General and admin expenses		518,900	1,117,168	938,882	1,581,461
Professional fees		80,745	551,118	363,714	1,213,074
		1,127,803	4,327,849	2,262,540	7,458,226
Loss before other income (expense)		$(1,099,253)	$(4,308,121)	$(2,174,183)	$(7,423,513)
Other income (expense)
Gain from warrants revaluation	10	-	37,703,771	-	30,389,592
Loss from settlement agreement revaluation		-	(843,587)	-	(971,687)
Foreign exchange gain (loss)		135,125	(1,014,255)	148,489	(1,155,417)
Finance income, net		123,239	253,778	276,145	280,743
		258,364	36,099,707	424,634	28,543,231
Income (loss) before tax		$(840,889)	$31,791,586	$(1,749,549)	$21,119,718
Tax expense		-	(7,416)	-	(12,967)
Income (loss) for the period		$(840,889)	$31,784,170	$(1,749,549)	$21,106,751
Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Remeasurement of a defined benefit plan, net		14,924	2,551	28,941	5,171
Exchange differences on translation of foreign operations		$108,049	$(105,388)	$342,218	$(59,143)
Other comprehensive income (loss) for the period		$122,973	$(102,837)	$371,159	$(53,972)
Total comprehensive income (loss)		$(717,916)	$31,681,333	$(1,378,390)	$21,052,779
Income (loss) per share – basic and diluted*		$(0.81)	$44.52	$(1.84)	$58.57
Weighted average shares outstanding – basic and diluted		1,037,171	713,873	950,565	360,389

*	Adjusted to reflect one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Canadian dollars)

(Unaudited)

	Number of shares*	Share capital	Translation differences reserve	Share-based payment reserve	Capital reserve for re-measurement of defined benefit plan	Accumulated Deficit	Total
		$	$	$	$	$	$

Balance at January 1, 2025	1,311	76,391,417	(164,312)	1,043,586	23,534	(72,902,426)	4,391,799
Shares, pre-funded warrants and warrants issued for cash, net	4,167	20,852,213	-	-	-	-	20,852,213
Allocation to derivative warrants liabilities	-	(20,552,190)	-	-	-	-	(20,552,190)
Shares issued for cashless exercise of warrants	652,767	14,531,624	-	-	-	-	14,531,624
Profit for the period	-	-	-	-	-	21,106,751	21,106,751
Shares issued pursuant to a Settlement agreement	114,800	830,452	-	-	-	-	830,452
Shares issued for services	87,458	2,006,196	-	-	-	-	2,006,196
Share-based payments	6	183,572	-	(137,422)	-	-	46,150
Share repurchase	(19,747)	(127,785)	-	-	-	-	(127,785)
Other comprehensive loss for the period	-	-	(59,143)	-	5,171	-	(53,972)
Balance at June 30, 2025	840,762	94,115,499	(223,455)	906,164	28,705	(51,795,675)	43,031,238

Balance at January 1, 2026	861,111	94,159,660	(350,710)	1,096,335	75,215	(59,980,132)	35,000,368
Shares issued for acquisition of Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (See Note 4)	169,811	139,390	-	-	-	-	139,390
Share-based payments	6,852	261,775	-	(190,171)	-	-	71,604
Loss for the period	-	-	-	-	-	(1,749,549)	(1,749,549)
Other comprehensive loss for the period	-	-	342,218	-	28,941	-	371,159
Balance at June 30, 2026	1,037,774	94,299,050	(8,492)	906,164	104,156	(61,729,681)	33,832,972

*	Adjusted to reflect one (1) for five hundreds (500) reverse stock split in April 2025 (see Note 1)

The accompanying notes are an integral part of these condensed consolidated financial statements.

FEMTO TECHNOLOGIES INC.

Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

(Unaudited)

As at	June 30, 2026	June 30, 2025

Operating activities:
Profit (loss) for the period	$(1,749,549)	$21,106,751
Items not involving cash:
Finance expense	-	1,774
Share-based compensation	71,604	2,052,346
Depreciation	1,384	2,102
Loss (gain) from revaluation of settlement agreement	(191,884)	971,687
Change in benefits to employees	9,700	8,731
Loss (gain) from revaluation of warrants	-	(30,389,592)
Unrealized foreign exchange loss (gain)	(147,601)	645,718
Changes in non-cash working capital items:
Trade receivables	(9,797)	2,314
Other receivables	374,484	(57,518)
Trade payables and accrued liabilities	(186,232)	(253,675)
Inventory	(6,235)	-
Deferred revenue	(50,050)	(54,434)
Prepaid expenses	(52,121)	(120,309)
Related parties	38,018	188,123
Net cash used in operating activities	(1,898,279)	(5,895,982)

Investing activities:
Purchase of property and equipment	(1,820)	(1,290)
Investment accounted for using the equity method	(819,785)	-
Net cash used in investing activities	(821,605)	(1,290)

Financing activities:
Share repurchase	-	(127,785)
Proceeds from public offering, net	-	20,734,691
Receipt of loans	-	81,057
Repayment of long-term loan	-	(30,184)
Net cash provided by financing activities	-	20,657,779

Net Increase (decrease) in cash	$(2,719,884)	$14,760,507
Effect of foreign exchange rate changes on cash	491,018	(706,430)
Cash at beginning of period	15,231,108	4,617,034
Cash at end of period	$13,002,242	$18,671,111

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$-	$1,774

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Femto Technologies Inc. (Formerly known as BYND Cannasoft Enterprises Inc.) (the “Company” or “Femto”) is a Canadian company which was amalgamated under the Business Corporations Act (British Columbia) on March 29, 2021. The Company’s registered address is 2264 East 11th Avenue, Vancouver, Canada.

The Company currently operates only in Israel and through its subsidiaries develops, markets and sells a proprietary client relationship management software known as “Benefit CRM” and in addition the Company has developed the Sensera device (formerly the EZ-G device), a unique, patent pending device that, combined with proprietary software (provisional application), regulates the flow of lubricants and oils into the soft tissues of the female sexual organs.

On March 29, 2021, the Company completed the business combination transactions with BYND – Beyond Solutions Ltd. (“BYND”). As a result of the business combination transactions, BYND became a wholly owned subsidiary of the Company. This transaction is accounted for as a reverse asset acquisition of the Company by BYND (“RTO”).

On March 29, 2021, BYND completed the share exchange agreement with B.Y.B.Y. As a result of the share exchange agreement, BYND holds 74% ownership interest in B.Y.B.Y. One of the former shareholders holds the remaining 26% ownership interest in B.Y.B.Y. in trust for BYND, for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights This transaction was accounted for as asset acquisition according to IFRS 2 Share-based Payment.

On September 22, 2022, the Company and the former shareholder of Zigi Carmel Initiatives and Investments Ltd. (“ZC”) entered into a share exchange agreement, whereby the Company would acquire 100% ownership interest in ZC from the former shareholder in exchange for 7,920,000 subordinate voting shares (2,452 subordinate voting shares post reverse splits) of the Company. The share exchange agreement was executed and fully completed on September 22, 2022.

Effective July 22, 2024, the Company changed its name to Femto Technologies Inc.

Reverse stock splits

On April 17, 2025, the Company announced a one (1) for five hundreds (500) reverse stock split of its outstanding subordinate voting shares that became effective on April 22, 2025.

All shares, stock options, share purchase warrants, RSU’s and per share information in these consolidated financial statements have been restated to reflect the reverse stock splits on a retroactive basis.

The Lion’s Roar Operation

On February 28, 2026, after the reporting date, “The Lion’s Roar Operation” (the “Operation”) commenced, a joint military operation by the United States and Israel involving attacks in Iran.

In response, Iran launched ballistic missiles and unmanned aerial vehicles (UAVs) toward Israel and certain states in the Persian Gulf region. These events have resulted in civilian casualties and property damage in Israel. Additionally, Hezbollah, a terrorist organization in Lebanon, joined the attacks against Israel and Israel has started military operations in Lebanon.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN (continued)

Following the commencement of the Operation, Israel’s Home Front Command announced a “special home front situation” and updated safety guidelines that include, among other measures, restrictions on passenger flights, limitations on gatherings, broad reserve recruitment, and temporary closure of certain businesses, which has contributed to a partial reduction in economic activity.

Since this is an event beyond the Company’s control and characterized by uncertainty, in particular as to when the Operation will end, as of the approval date of these consolidated financial statements, the Company is unable to predict the intensity of the impact of the Operation on the Company’s financial condition and the results of BYND operations.

As of the date of approval of these consolidated financial statements, a ceasefire has been announced. While this development may contribute to a gradual easing of certain restrictions and a recovery in economic activity, significant uncertainty remains regarding the stability of the ceasefire and the potential for renewed escalation. Accordingly, the ultimate impact of the operation and related developments on the Company’s financial condition and results of operations remains uncertain, and the Company continues to monitor the situation closely.

Going Concern

During the six months ended June 30, 2026, the Company incurred a net loss of $1,749,549, generated negative cash flow from operating activities of $1,898,279 and an accumulated deficit of $61,729,681 as at June 30, 2026.

On February 28, 2025, the Company completed the transactions contemplated under a securities purchase agreement (the “Purchase Agreement”) with institutional investors for the purchase and sale of subordinate voting shares and warrants at a price of US$4.17 per subordinate voting unit for total consideration of approximately US$17.0 million ($20,552,190 net).

The Company plans to invest in marketing and sales efforts for the Sensera device, reduce expenses of research and development and maintain other expenditures at the same level compared to the year ended December 31, 2025.

The Company has $13,002,242 in cash on hand and $12,052,688 in working capital and believes that it will be sufficient to meet its planned expenditures and to meet obligations for the foreseeable future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS

a.	Basis of presentation and statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Issues Committee (“IFRIC”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual consolidated financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS as issued by IASB. There have been no significant changes in judgement or estimates from those disclosed in the consolidated financial statements for the year ended December 31, 2025.

b.	Basis of Consolidation

The condensed consolidated interim financial statements incorporate the financial statements of the Company and of its wholly owned subsidiaries, BYND, Zigi Carmel and B.Y.B.Y.. B.Y.B.Y is owned directly through BYND and 24% of the shares of B.Y.B.Y. are held by a related party in trust for the Company for the purpose to comply with Israeli Cannabis Laws regarding the ownership of medical cannabis license rights.

A subsidiary is an entity over which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

A subsidiary is consolidated from the date upon which control is acquired by the Company and all intercompany transactions and balances have been eliminated on consolidation.

c.	Basis of Measurement

The condensed consolidated interim financial statements were prepared based on the historical costs, except for financial instruments classified as fair value through profit and loss (“FVTPL”) and assets or liabilities for employee benefits, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

d.	Currency of Operation and Currency of Presentation

The condensed consolidated interim financial statements are presented in Canadian dollars. The functional currency of the Company is US dollars, and the functional currency of its subsidiaries is the New Israeli Shekel (“NIS”). NIS represents the main economic environment in which the subsidiaries operate.

e.	Significant estimates and assumptions

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires the Company to use judgment in applying its accounting policies and make estimates and assumptions about reported amounts at the date of the financial statements and in the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions (continued)

Income taxes

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these income tax provisions at the end of each reporting period. However, it is possible that at some future date an additional liability could result from audits by tax authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Deferred tax assets are recognized when it is determined that the company is likely to recognize their recovery from the generation of taxable income.

Useful lives of property and equipment

Estimates of the useful lives of property and equipment are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the equipment would increase the recorded expenses and decrease the non-current assets.

Convertible debentures

The identification of convertible note components is based on interpretations of the substance of the contractual arrangement and therefore requires judgement from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Other Significant Judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

●	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND USE OF ESTIMATES AND JUDGMENTS (continued)

e.	Significant estimates and assumptions (continued)

●	the classification of financial instruments;
●	the assessment of revenue recognition using the five-step approach under IFRS 15 and the collectability of amounts receivable; and
●	the determination of the functional currency of the company.

NOTE 3 – OTHER RECEIVABLES

	June 30, 2026	December 31, 2025
Income tax advances	11,102	26,764
Interest receivable	142,162	500,927
Due from shareholders	1,243	1,300
	$154,507	$528,991

NOTE 4 – EQUITY METHOD INVESTMENT

On March 27, 2026, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with Gilad R.G. Planning and Implementation of Technologies and Software 2025 Ltd. (“Gilad”) and its shareholder (the “Vendor”), to acquire an equity interest in Gilad (the “Acquisition”) in order to strengthen the field of software services provided by Femto through its subsidiary, BYND – Beyond Solutions Ltd., and in order to remain relevant in light of the significant changes that the software field is undergoing due to the prevalence of artificial intelligence engines.

Pursuant to the Acquisition, Femto acquired:

1. from Gilad, 43 previously unissued common shares of Gilad (the “Gilad Shares”) for a total purchase price of US$1,000,000 which will be used to complete development and sales in accordance with a budget to be approved by the parties (the “Treasury Shares Purchase Price”), to be paid in four equal quarterly instalments of US$250,000; and

2. from the Vendor, 14 Gilad Shares in consideration for:

a. the payment to the Vendor of the sum of US$250,000; and

b. the issuance to the Vendor of 169,811 subordinate voting shares in the capital of Femto (the “Subordinate Voting Shares”) at deemed price of US$0.589 per Subordinate Voting Share (the “Payment Shares”), being the volume weighted daily average market price of the Subordinate Voting Shares for the 30 trading days preceding the date of the Share Purchase Agreement.

Upon closing of the Acquisition on March 30, 2026, (the “Closing”), Femto held 40% of the issued and outstanding Gilad Shares.

Management has determined that it has significant influence over Gilad and accordingly accounts for its investment under the equity method.

As of June 30, 2026, the company owes US$750,000 to Gilad (three quarterly instalments of US$250,000).

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 5 – INTANGIBLE ASSETS

The Company’s intangible assets relate to 2 patents pending for the Sensera device.

The Patents include the fair value attributed to the Patents upon the acquisition of ZC of $42,768,000 as well as transaction and other costs in the amount of $193,382, for a total of $42,961,382.

The Company considered indicators of impairment at December 31, 2025. The Company recorded impairment loss during the year ended December 31, 2025, for the patents pending since the recoverable amount is lower than the carrying amount. The recoverable amount of the CGU was determined using fair value less costs to sell based on a third-party valuation. The valuation used a market approach with Level 2 inputs, including recent comparable transactions and observable market data. Costs of disposal were estimated at 2% of fair value.

	Software	Patents Pending	Total
Cost
Balance, December 31, 2024	$81,238	$25,262,767	$25,344,005
Additions	-	-	-
Impairments	-	(5,462,000)	(5,462,000)
Translation differences	-	-	-

Balance, December 31, 2025	81,238	19,800,767	19,882,005
Additions	-	-	-
Translation differences	-	-	-
Balance, June 30, 2026	$81,238	19,800,767	$19,882,005

Accumulated depreciation
Balance, December 31, 2024	$81,238	-	$81,238
Depreciation	-	-	-
Translation differences	-	-	-
Balance, December 31, 2025	81,238	-	81,238
Depreciation	-	-	-
Balance, June 30, 2026	$81,238	-	$81,238

Net book value
At December 31, 2025	$-	19,800,767	$19,800,767
At June 30, 2026	$-	19,800,767	$19,800,767

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 6 – TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2026	December 31, 2025
Trades payables	$18,808	$226,315
VAT, income and dividend taxes payable	20,884	8,450
Salaries payable	91,613	82,772
	$131,305	$317,537

NOTE 7– RELATED PARTY TRANSACTIONS BALANCES

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel, not including normal employee compensation, made during the six months ended June 30, 2026, and the six months ended June 30, 2025, is set out below:

	June 30, 2026	June 30, 2025
salary (cost of sales)	56,937	66,916
consulting (research and development)	62,262	63,199
consulting (professional fees)	116,222	95,637
share based payments	71,604	2,004,876
salary (general and administrative expenses)	783,370	1,384,027
	$1,090,395	$3,614,655

As at June 30, 2026, $1,243 was owed from shareholders of the company (December 31, 2025– $1,300). Amounts owed were recorded in accounts receivable are non-interest bearing and unsecured.

As at June 30, 2026, $151,910 was owed to directors of the Company (December 31, 2025– $113,892). Amounts due are non-interest bearing and unsecured.

NOTE 8 – SHARE CAPITAL

Authorized

Unlimited number of subordinate voting shares without par value.

Issued

As at June 30, 2026, 1,037,774 subordinate voting shares were issued and outstanding.

During the six months ended June 30, 2026

On March 30, 2026, the Company issued 169,811 subordinate voting shares to the Vendor (See note 4)

On April 9, 2026, the Company issued 6,852 subordinate voting shares to directors of the Company following the vesting of RSU’s.

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 8 – SHARE CAPITAL (continued)

During the six months ended June 30, 2025

On January 3, 2025, the Company issued 2,767 subordinate voting shares (6 subordinate voting shares post reverse split) following the exercise of B warrants.

On January 6, 2025, the Company issued 8,808 subordinate voting shares (18 subordinate voting shares post reverse split) following the exercise of B warrants.

On February 7, 2025, the Company issued 188,000 subordinate voting shares (376 subordinate voting shares post reverse split) to directors and consultants of the Company following the vesting of RSU’s.

On February 25, 2025, the Company issued 4,000 subordinate voting shares (8 subordinate voting shares post reverse split) following the exercise of B warrants and 2,462 subordinate voting shares (5 subordinate voting shares post reverse split) following the exercise of A warrants.

On February 28, 2025, the Company announced the closing of a Private Placement with gross proceeds to the Company of approximately of $24,544,583 before deducting Agent placement commission and other expenses paid by the Company in the amount of $3,992,393, totaling in a net amount of $20,552,190. Pursuant to the Private Placement, The Company issued 2,065,120 subordinate voting shares (4,130 subordinate voting shares post reverse split), 2,011,616 Pre-Funded Warrants, 4,076,736 series A warrants and 4,076,736 series B warrants. See note 10 for a discussion of the terms of the series A and B warrants.

On April 21, 2025, the Company issued 7,710 subordinate voting shares (15 subordinate voting shares post reverse split) to directors following the vesting of RSU’s.

On April 22, 2025, the Company issued 70,073 subordinate voting shares to its C.E.O.

On April 25, 2025, the Company issued 131,800 subordinate voting shares to directors and consultants following the vesting of RSU’s.

From April 10, 2025 and until April 24, 2025, the Company issued 652,767 subordinate voting shares following the exercise of Pre-Funded Warrants and Series B Warrants that were exercised in alternative cashless method.

During the six-month period ended June 30, 2025, the Company repurchased 19,747 subordinate voting shares for $127,785 and returned them to treasury.

Stock options

The Company has a stock option plan to grant incentive stock options to directors, officers, employees and consultants. Under the plan, the aggregate number of subordinate voting shares that may be subject to option at any one time may not exceed 30% of the issued subordinate voting shares of the Company as of that date, including options granted prior to the adoption of the plan. The exercise price of these options is not less than the Company’s closing market price on the day prior to the grant of the options. Options granted may not exceed a term of ten years.

As of June 30, 2026, and 2025 there were no stock options outstanding.

NOTE 9 – REVENUE AND DEFERRED REVENUE

	June 30, 2026	June 30, 2025
Software development	$328,221	$273,110
Sensera devices and capsules	3,852	-
Software license	90,859	79,728
Software supports	31,718	27,355
Cloud hosting	30,501	24,049
Others	3,254	3,679
	$488,405	$407,921

FEMTO TECHNOLOGIES INC.

Notes to the Condensed Consolidated Interim Financial Statements

For the six months ended June 30, 2026

(Expressed in Canadian dollars)

(Unaudited)

NOTE 9 – REVENUE AND DEFERRED REVENUE (continued)

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15:

	June 30, 2026	June 30, 2025
Revenue recognized over time	$393,694	$328,193
Revenue recognized at a point of time	94,711	79,728
	$488,405	$407,921

Deferred revenue represents contract liabilities for customer payments received related to services yet to be provided subsequent to the reporting date. Significant changes in deferred revenue are as follows:

	June 30, 2026	December 31, 2025
Deferred revenue, beginning	$145,404	$140,088
Customer payments received attributable to contract liabilities for unearned revenue	19,057	182,653
Revenue recognized from fulfilling contract liabilities	(69,107)	(177,337)
Deferred revenue, ending	$95,354	$145,404

The Company derives significant revenues from one customer, which exceeds 10% of total revenues. Revenues earned from that customer were 78% of total revenues for the period ended June 30, 2026 Six months ended June 30, 2025 – 64%)

NOTE 10 – COST OF REVENUE

Cost of revenue incurred are comprised of the following:

	June 30, 2026	June 30, 2025
Salaries and benefits	$301,851	$316,043
Sensera costs	75,851	-
Subcontractors	-	40,174
Software and other	21,224	16,173
Depreciation	1,122	818
	$400,048	$373,208

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